Fundrise Equity REIT, LLC

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

August 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Equity REIT, LLC Offering Statement on Form 1-A Post Qualification Amendment No. 1 File No. 024-12110

Dear Staff of the Division of Corporation Finance:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Fundrise Equity REIT, LLC (the “Company”) respectfully requests the withdrawal of its Post-Qualification Amendment No. 1 on Form 1-A (File No.  024-12110), together with all exhibits thereto (collectively, the “Post-Qualification Amendment”), filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2023. The Company hereby represents to the Commission that no securities have been sold under this Post-Qualification Amendment. The Company is withdrawing the Post-Qualification Amendment because it expects to file a new Form 1-A.

If you have any questions please do not hesitate to contact Bjorn J. Hall at (202) 584-0550 or David Roberts at (617) 570-1039.

Sincerely,

/s/ Bjorn J. Hall
Bjorn J. Hall, General Counsel and Secretary

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

David Roberts, Esq.
Goodwin Procter LLP